Part of the Canopy

Growth Corporation

family of companies.

Exhibit 99.124

Meet the Tweed Collective, a new kind of 4/20 Commitment from your Friends at Tweed.

4 years and $20 million to foster social, responsible community development across Canada.

4/20/2018 (obviously)

Smiths Falls, ON — Tweed Inc. (“Tweed”) is proud to announce the funding and creation of the Tweed Collective – an initiative founded on the principles of progress, growth, and community development.

Over the next 4 years, the Tweed Collective will invest $20 million in social, responsible initiatives that will transform where and how we live in meaningful ways. Call it our very own 4/20 commitment.

From the start, Tweed was founded on the belief that cannabis can be a force for good. Building on this belief, we at Tweed are proud to have already made meaningful contributions to the health and development of the communities we call home.

“Through the Tweed Collective, we are honoring the legacy of advocacy, progress, and community building that this important day in the cannabis community represents,” said Mark Zekulin of Tweed. “We started at home by supporting the local theatre and the community garden in Smiths Falls. With Tweed expanding across the country with new production sites and retail stores, home now stretches coast to coast and our contribution has to expand along with it.”

“Cannabis legalization is an important social change and it is incumbent on us as leaders in the industry to renew our commitment to social, responsible community building all across Canada.”

The Tweed Collective is looking for artists, creators, builders, and partners with bold ideas for their community, to come share their vision at TweedCollective.com.

Let’s Grow Good Together.

Contact:

Jordan Sinclair

Director of Communications

Jordan@tweed.com

613-769-4196

Part of the Canopy

Growth Corporation

family of companies.

About Tweed Collective

Not everyone understands the significance of April 20th. But to us, it’s always been clear: it’s a day for unity, community, and promoting progressive views on the treatment of cannabis within our society. It’s the perfect time to launch Our 420 Commitment. Over the next 4 years, the Tweed Collective will invest $20 million in socially responsible initiatives. This will transform where and how we live in meaningful ways. We’ll find, fund, and foster the best ideas, and invest where it matters most: our communities. If you’re an artist, a creator, a builder or just someone with an idea for your community, then join us. Let’s Grow Good Together. Learn more at www.tweedcollective.com

About Tweed

Tweed is a globally recognized cannabis production brand. It has built a large and loyal following by focusing on quality products and meaningful customer relationships. Tweed doesn’t just sell cannabis, it facilitates a conversation about a product we’ve all heard about but haven’t met intimately yet. It is approachable and friendly, yet reliable and trusted. As cannabis laws liberalize around the world, Tweed will expand its leading Canadian position around the globe. Learn more at www.tweed.com

Notice Regarding Forward Looking Information

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, its subsidiaries, or its affiliates to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corporation does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.